UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  )*

Compute Health Acquisition Corp.

(Name of Issuer)

Class A Common stock, par value $0.0001 per share

(Title of Class of Securities)

204833107

(CUSIP Number)

February 9, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204833107
1		NAME OF REPORTING PERSON The Public Investment Fund
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 7,499,999
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,499,999
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,499,999
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7% (1)
12		TYPE OF REPORTING PERSON OO

(1) Based on 86,250,000 shares of Class A common stock of Compute Health Acquisition Corp. (the “Issuer”) outstanding as of February 9, 2021, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 9, 2021.

Item 1(a).	Name of Issuer:

Compute Health Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1105 North Market Street, Suite 1300

Wilmington, DE 19801

Item 2(a).	Name of Person Filing:

The Public Investment Fund

Items 2(b).	Address of Principal Business Office or, if none, Residence:

The Public Investment Fund

P.O. Box 6847

Riyadh 11425

Kingdom of Saudi Arabia

Items 2(c).	Citizenship:

The Public Investment Fund – Kingdom of Saudi Arabia

Item 2(d).	Title of Class of Securities:

Class A Common stock, par value $0.0001 per share

Item 2(e).	CUSIP NUMBER: 204833107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: The Public Investment Fund – 7,499,999

(b)	Percent of Class: 8.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 7,499,999

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 7,499,999

(iv)	Shared power to dispose or to direct the disposition of: 0

The Public Investment Fund is the sovereign wealth fund of the Kingdom of Saudi Arabia.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect, other than in connection with a nomination under §240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2021

THE PUBLIC INVESTMENT FUND

By:	/s/ Mr. Yasir O. Al-Rumayyan

Name:	His Excellency Mr. Yasir O. Al-Rumayyan

Title	Governor